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EXHIBIT 5.1

ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com ROBERT J. BRIGHAM (650) 843-5053 rbrigham@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

May 24, 2004

Aerogen, Inc.
2071 Stierlin Court, Suite 100
Mountain View, CA 94043

Ladies and Gentlemen:

        You have requested our opinion with respect to certain matters in connection with the filing by Aerogen, Inc., a Delaware corporation (the "Company"), of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission covering the offering for resale of: (i) 50,000 shares of the Company's Common Stock (the "Common Stock"), par value $0.001 per share (the "Shares") issued in connection with that certain Second Amendment to the Lease Agreement, dated as of March 9, 2004, by and between the Company and CA-Shoreline Technology Park Limited Partnership, (ii) 11,420,940 shares of Common Stock (the "Preferred Conversion Shares") that may be issued upon the conversion of the preferred stock (the "Purchased Preferred Shares") issued in connection with that certain Securities Purchase Agreement, dated as of March 11, 2004, by and among the Company, Xmark Fund L.P., Xmark Fund Ltd. and the other investors (the "Purchase Agreement"), (iii) up to 11,249,390 shares of Common Stock (the "Warrant Shares") issuable upon the exercise of warrants for the purchase of Common Stock (the "Warrants") issued in connection with the Purchase Agreement and (iv) up to 82,129 shares of Common Stock (the "Carpenter Warrant Shares") issuable upon the exercise of a warrant for the purchase of Common Stock (the "Carpenter Warrant").

        In connection with this opinion, we have examined the Registration Statement, the Company's Amended and Restated Certificate of Incorporation and Bylaws, as amended, the resolutions adopted by the Board of Directors of the Company on January 20, 2004 and March 8, 2004, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. We have relied upon an officer's certificate confirming receipt of payment for the Shares and the Preferred Shares upon their original issuance.

        On the basis of the foregoing, and in reliance thereon, we are of the opinion that (i) the Shares have been validly issued, and are fully paid and nonassessable, (ii) the Preferred Conversion Shares, when issued upon conversion of the Purchased Preferred Shares, will be validly issued, fully paid and nonassessable, (iii) the Warrant Shares, when issued upon exercise of the Warrants and payment therefor in accordance with the terms of the Warrants, will be validly issued, fully paid and nonassessable and (iv) the Carpenter Warrant Shares, when issued upon exercise of the Carpenter

Warrant and payment therefor in accordance with the terms of the Carpenter Warrant, will be validly issued, fully paid and nonassessable.

        We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

Very truly yours,

COOLEY GODWARD LLP

By:	/s/ ROBERT J. BRIGHAM Robert J. Brigham

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  EXHIBIT 5.1